(212) 318-6095

thomaspeeney@paulhastings.com

April 16, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attention: Ms. Anu Dubey

Re:           Oaktree Asset-Backed Income Fund Inc.

File No. 333-284676

File No. 811-24049

Oaktree Asset-Backed Income Private Fund Inc.

File No. 811-24048

Dear Ms. Dubey:

On behalf of Oaktree Asset-Backed Income Fund Inc. (the “Public Fund”) and Oaktree Asset-Backed Income Private Fund (the “Private Fund,” and together with the Public Fund, the “Funds”), we hereby file with the staff (the “Staff”) of the Division of Investment Management of the Securities and Exchange Commission (the “Commission”) this letter in response to the Staff’s comments received via e-mail on February 27, 2025 in relation to (1) a registration statement on Form N-2 for the Public Fund filed on February 3, 2025 (Accession No. 0001104659-25-008719) (the “Public Fund Registration Statement”), and (2) a registration statement on Form N-2 for the Private Fund filed on February 3, 2025 (Accession No. 0001104659-25-008705) (the “Private Fund Registration Statement,” and together with the Public Fund Registration Statement, the “Registration Statements”). A pre-effective amendment to the Public Fund Registration Statement and an amendment to the Private Fund Registration Statement shall be filed that include appropriate revisions in response to the Staff’s comments.

For convenience of reference, the Staff’s comments have been reproduced herein. The Funds have taken the liberty of using the defined terms “Public Fund,” “Private Fund,” or the “Funds,” as applicable, in reproducing the Staff’s comments below. All capitalized terms used but not defined in this letter have the meanings given to them in the Public Fund Registration Statement and the Private Fund Registration Statement, as applicable. Where the Funds have revised certain disclosure in the Registration Statements in response to a comment, additions are underlined and deletions are ~~struck~~.

Oaktree Asset-Backed Income Fund Inc.

Oaktree Asset-Backed Income Private Fund Inc.

April 16, 2025

PROSPECTUS

Cover Page — Investment Strategy

Comment 1: Please tell us why the same investment strategy is being offered through the Public Fund, which has filed its N-2 under the Securities Act of 1933, as amended (“Securities Act”), and the Investment Company Act of 1940, as amended (“1940 Act”), and the Private Fund, which has filed its N-2 only under the 1940 Act.

Response: Oaktree Fund Advisors, LLC (the “Adviser”) determined to launch the Private Fund in order to expedite the Adviser’s implementation of its asset-backed finance (“ABF”) strategy, allowing the Adviser to take advantage of exigent investment opportunities that may not otherwise be available when the Public Fund ultimately launches following the Commission Staff’s review process. This will allow the Adviser to bring these opportunities to investors through the private offering. Without such, the investment opportunities would be unavailable to any potential investors in this strategy.

Comment 2: The fourth sentence of this section states that, as part of the 80% Policy, the Funds may also invest a portion of their assets in other income-generating instruments including, but not limited to, notes, bills, debentures, bank loans, convertible and preferred securities and government and municipal obligations. Please revise this sentence to state that these investments will be limited to no more than 20% of the Funds’ assets given that such investments do not appear to be asset-backed investments. See Rule 35d-1(a)(2)(i) under the 1940 Act.

Response: The Funds respectfully submit that the notes, bills, debentures, bank loans, convertible and preferred securities, and government and municipal obligations that the Funds will invest in pursuant to the 80% Policy will constitute ABF Investments (as defined in the Registration Statements) and therefore are properly included under the 80% Policy. To the extent that the Funds invest in these instruments pursuant to the 80% Policy, such instruments will provide investors with access to the types of asset-backed investments suggested by the names of the Funds in accordance with Rule 35d-1(a)(2)(i) under the 1940 Act. The Funds have revised the relevant disclosure as follows to clarify that these investments will constitute ABF Investments:

“Under normal market conditions, the Fund attempts to achieve its investment objective by investing, as a principal strategy, at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in ABF Investments (as defined below), throughout the world, including the United States, or “U.S.” (the “80% Policy”). More specifically, the Fund seeks to achieve its investment objective by investing primarily in a diverse portfolio of asset-backed finance (“ABF”) investments across a broad range of industries focused on pools of contractual assets, including, but not limited to, loans, leases, mortgages, or other receivables (collectively, “ABF Investments”). ~~In seeking to achieve its investment objective, the Fund may, among other things, (i) buy or commit to purchase ABF Investments, (ii) make loans secured by ABF Investments in a senior or mezzanine position, (iii) insure or provide capital relief against ABF Investments, and (iv) provide essential capital to enterprises whose primary business is origination/management of ABF Investments. As part of the 80% Policy, the Fund may also invest a portion of its assets in other income-generating~~The Fund’s ABF Investments may also include certain asset-backed instruments, including, but not limited to, notes, bills, debentures, bank loans, convertible and preferred securities, and government and municipal obligations. [In addition, the Fund may invest in junior and equity tranches of ABF Investments.]1 In seeking to achieve its investment objective, the Fund may, among other things, make ABF Investments in the following formats: (i) purchasing on an unlevered basis loans or other contractual assets; (ii) purchasing on a levered basis loans or other contractual assets; (iii) senior lending against a pool of contractual assets; (iv) mezzanine lending opportunities against pools of contractual assets; (v) insuring or providing capital relief against contractual assets; and (vi) providing essential capital to origination platforms or “Originators” (as defined below). The Fund may change the 80% Policy without Shareholder approval upon at least 60 days’ prior written notice to Shareholders.”

[1]	See response to Comment 16.

Oaktree Asset-Backed Income Fund Inc.

Oaktree Asset-Backed Income Private Fund Inc.

April 16, 2025

Comment 3: Applicable only to Private Fund: The Private Fund’s name includes the term “Private Fund.” Please disclose an investment policy to invest at least 80% of the Private Fund’s assets in “private funds” or, alternatively, explain to us why such a policy is not required. See Rule 35d-1(a)(2)(i) under the 1940 Act.

Response: The Private Fund respectfully submits that the use of the term “private” in its name does not implicate Rule 35d-1 under the 1940 Act. Thus, the Private Fund respectfully submits that the use of the term “private” in its name does not require the Private Fund to establish a policy of investing at least 80% of its assets in “private funds,” nor does it dictate the language used to describe any such policy that the Private Fund might otherwise choose to adopt. Under Rule 35d-1, a fund needs to adopt an 80% policy if it has a name suggesting that the fund focuses on a particular type of investment or investments, or in investments in a particular industry or group of industries. The Private Fund respectfully submits that the term “private” refers to the offering of its securities in private placement transactions exempt from the registration requirements of the Securities Act, and that such term does not suggest a focus on a particular type of investment or investments, or in investments in a particular industry or group of industries. The Private Fund also observes that the Commission adopted Rule 35d-1 under the 1940 Act to “address certain investment company names that are likely to mislead an investor about a company’s investment emphasis.”2 The Private Fund notes that its shares are only offered to sophisticated investors that qualify as “accredited investors” as defined in Regulation D, and that investors must enter into a subscription agreement, which states that investors must carefully read the confidential private placement memorandum (“Memorandum”) and requires investors to certify that they have read the Memorandum. The Memorandum clearly discloses the Private Fund’s policy of investing at least 80% of its net assets in asset-backed finance investments, and does not disclose any policy to invest in “private funds.” Given the foregoing, the Private Fund respectfully submits that there is no risk of investor confusion as a result of the Private Fund’s name, and that an investment policy to invest at least 80% of the Private Fund’s assets in “private funds” is not required pursuant to Rule 35d-1(a)(2)(i) under the 1940 Act.

[2]	Investment Company Names, Release No. IC-35000 (Sept. 20, 2023).

Oaktree Asset-Backed Income Fund Inc.

Oaktree Asset-Backed Income Private Fund Inc.

April 16, 2025

Comment 4: The first sentence of the second paragraph of this section states that the Funds may invest up to 20% of its assets in “investments other than ABF Investments . . . including cash or cash equivalents, and liquid fixed-income securities . . .” Please identify here any investments other than ABF Investments that are part of the Funds’ principal strategies and disclose any corresponding risks of such investments under “Principal Risks of Investing in the Fund.”

Response: The Funds respectfully acknowledge the comment and have revised the sentence to identify publicly-traded corporate bonds as an example of liquid fixed-income securities (as shown below) and notes that corresponding risks are disclosed under “Principal Risks of Investing in the Fund.”

“In addition, the Fund may invest up to 20% of its net assets (plus the amount of any borrowings for investment purposes) in investments other than ABF Investments as described in this Prospectus (together with the ABF Investments, the “Investments,” and each, an “Investment”), including cash or cash equivalents, [liquid structured credit securities (which may include, for example, residential mortgage-backed securities (RMBS), commercial mortgage-backed securities (CMBS), asset-backed securities (ABS), and collateralized loan obligations (CLOs) (each, as defined below)),]3 and liquid fixed-income securities, such as publicly-traded corporate bonds, consistent with prudent liquidity management.”

[3]	See response to Comment 5.

Oaktree Asset-Backed Income Fund Inc.

Oaktree Asset-Backed Income Private Fund Inc.

April 16, 2025

Comment 5: The second sentence of the second paragraph of this section states that the Funds may invest up to 10% of its assets in “listed structured credit” securities. Please briefly disclose the types of investments listed structured credit securities include.

Response: The Funds respectfully submit that they have revised the investment strategy to remove the 10% allocation to listed structured credit securities. Instead, the Funds have revised the investment strategies such that the Funds may invest up to 20% of their net assets in investments other than ABF Investments, including liquid structured credit securities. The Funds have revised the disclosure as follows:

“In addition, the Fund may invest up to 20% of its net assets (plus the amount of any borrowings for investment purposes) in investments other than ABF Investments as described in this Prospectus (together with the ABF Investments, the “Investments,” and each, an “Investment”), including cash or cash equivalents, liquid structured credit securities (which may include, for example, residential mortgage-backed securities (RMBS), commercial mortgage-backed securities (CMBS), asset-backed securities (ABS), and collateralized loan obligations (CLOs) (each, as defined below)), and liquid fixed-income securities[, such as publicly-traded corporate bonds,]4 consistent with prudent liquidity management. ~~In addition, the~~The Fund may invest ~~up to 10% of its net assets (plus the amount of any borrowings for investment purposes) in listed structured credit securities for liquidity management purposes~~in securities and other obligations of any credit quality, duration or maturity. However, it is expected that the Fund normally will have a short average portfolio duration (i.e., within a 1½ to 3-year range), as calculated by the Adviser, although it may be shorter or longer at any time or from time to time depending on market conditions and other factors. The Fund will not invest more than 15% of its assets in entities that rely on Sections 3(c)(1) or 3(c)(7) of the 1940 Act, other than CLOs and other asset-backed issuers.”

Comment 6: The third paragraph of this section identifies three segments and the first sentence of the next paragraph refers to two of these segments. To avoid investor confusion, please consider defining the terms investment grade segment, core segment and opportunistic segment and using these defined terms when referring to these segments.

Response: The Funds respectfully acknowledge the comment and have revised the investment strategy disclosure as follows to include defined terms when referring to these three segments of the Funds’ ABF Investments, and shall include corresponding updates in the Registration Statements where appropriate:

•	“Investment Grade: ~~Senior financing, typically dominated~~The investment grade segment of the ABF market (the “Investment Grade Segment”) includes senior financing investments with relatively lower risk, which are typically participated in by insurers and banks~~, with relativity low risk.~~. ABF Investments in the Investment Grade Segment often rely on explicit or internal ratings for such insurer or bank participation at BBB- or a higher, equivalent rating.

[4]	See response to Comment 4.

Oaktree Asset-Backed Income Fund Inc.

Oaktree Asset-Backed Income Private Fund Inc.

April 16, 2025

•	Core: ~~Similar return profile to private credit, represents the space between the investment grade segment and the opportunistic segment.~~ The core segment of the ABF market (the “Core Segment”) represents the space between the Investment Grade Segment and the Opportunistic Segment (as defined below). ABF Investments included in the Core Segment may not be suitable for a rating for various non-risk-based reasons such as the variable funding profile of the investment or other structural features of the investment. The credit quality of such investments may sometimes, but not always, be below investment grade. ABF Investments in the Core Segment are typically focused on income returns derived from contractual asset cashflows. It is anticipated that the Fund’s ABF Investments in the Core Segment have the potential to deliver yields consistent with, or slightly higher than, first lien, sponsor-backed direct loans.

•	Opportunistic: ABF Investments in the opportunistic segment of the ABF market (the “Opportunistic ~~investments have~~Segment”) typically have a higher risk profile and the potential to earn higher net returns, ~~in comparison to the investment grade or core segments, in exchange for a higher risk profile.~~which may include providing “essential capital” to Originators in the form of equity capital, preferred equity or other junior debt or stock participation for potential long-term capital appreciation and total return.”

Comment 7: The first sentence of the fourth paragraph of this section states that the Funds will invest primarily in the core segment and supplement that sleeve with a limited number of more opportunistic investments. If core and opportunistic investments consist of below investment-grade investments, please disclose that here, with a reference to “junk.”

Response: The Funds respectfully acknowledge the comment and have revised the disclosure as follows:

“The Fund will invest primarily in the ~~core segment of the market~~Core Segment, and supplement that sleeve with a limited number of more opportunistic investments targeting higher net returns, with less return derived from contractual asset cashflows. A portion of the ABF Investments in the Core Segment may, and all of the ABF Investments in the Opportunistic Segment will, consist of instruments that are rated below investment grade by rating agencies (commonly known as “high-yield” or “junk” instruments) (e.g., rated lower than BBB by S&P Global Ratings or lower than Baa by Moody’s Investors Service, Inc.), or are unrated but are determined by the Adviser to be of equivalent credit quality.”

Oaktree Asset-Backed Income Fund Inc.

Oaktree Asset-Backed Income Private Fund Inc.

April 16, 2025

Comment 8: The second sentence of the fourth paragraph of this section refers to the pursuit of “effective structural protections.” Please disclose how each Fund defines effective structural protections.

Response: The Funds respectfully acknowledge the comment and have revised the disclosure as follows:

“Consistent with the investment philosophy of the Adviser (as defined below), the Fund will prioritize risk control and downside protection by evaluating credit fundamentals such as contractual asset diversity and credit quality, monitoring appropriate credit metrics such as delinquency and prepayment rates, and pursuing effective structural protections. Structural protections may include, for example, holding assets in bankruptcy remote special purpose vehicles, loss coverage and overcollateralization, events of default and rapid amortization triggers and the ability to remove and replace asset servicers. Such protections are deemed effective when they provide downside protection sufficient to preserve underwritten returns and modeled relative value of the investment.”

Comment 9: The first sentence of the fifth paragraph of this section states that each Fund “intends to focus on opportunities with return profiles in line with traditional private credit.” Please briefly disclose what “traditional private credit” is.

Response: The Funds respectfully acknowledge the comment and have revised the disclosure as follows:

“The Fund intends to focus on opportunities with return profiles in line with traditional private credit (i.e., the origination of a bilateral loan without a traditional bank intermediary connecting the borrower directly to the private lender), but with diversification and structural benefits provided by the Adviser’s ~~asset-backed finance~~ABF strategy.”

Oaktree Asset-Backed Income Fund Inc.

Oaktree Asset-Backed Income Private Fund Inc.

April 16, 2025

Comment 10: The second sentence of the fifth paragraph of this section refers to “senior lending to platforms” and “originator equity.” Please disclose how the Funds are defining “senior lending platforms” and “originator equity.”

Response: The Funds respectfully acknowledge the comment and have revised the fifth paragraph of this section as follows:

“The Fund intends to focus on opportunities with return profiles in line with traditional private credit [(i.e., the origination of a bilateral loan without a traditional bank intermediary connecting the borrower directly to the private lender)],5 but with diversification and structural benefits provided by the Adviser’s ~~asset-backed finance~~ABF strategy. In seeking to achieve its investment objective, the Fund’s 80% Policy is focused on acquiring and managing a diverse portfolio of ABF Investments, with a primary focus on leveraging the predictable cash flows generated by various types of assets, such as loans, leases, mortgages, receivables, and licensing agreements. The Fund employs a multi-faceted approach that involves the direct acquisition of portfolios of assets from banks, credit unions, specialty finance companies, and other specialty lenders or financial institutions (“Originators”). The Fund may acquire these assets unlevered, holding them directly to benefit from the ongoing cash flows without introducing debt. The Fund may also acquire a portfolio of assets from an Originator and subsequently apply secured asset-backed financing, thereby leveraging these assets to enhance returns while maintaining the security and stability provided by the underlying asset base. . . .

ABF Investments are typically secured by a segregated portfolio of contractual assets usually held in a bankruptcy remote special purpose vehicle, creating an additional avenue for generating returns while minimizing risk. In some cases, the Fund may also take equity interests or warrants in the Originators, particularly when entering into agreements to acquire assets or provide financing. These equity stakes allow the Fund to participate in the upside potential of the Originators’ businesses while further aligning its interests with those of the asset Originators. The combination of different formats of ABF Investments described above positions the Fund to capitalize on the growing market for asset-backed financing across diverse sectors, including consumer, corporate, real estate, infrastructure, and transportation lending. The Adviser’s approach is flexible, enabling the Adviser to be innovative across market cycles by utilizing the most beneficial investment structures under the prevailing market conditions, in view of the particular circumstances of each transaction.”

[5]	See Response to Comment 9.

Oaktree Asset-Backed Income Fund Inc.

Oaktree Asset-Backed Income Private Fund Inc.

April 16, 2025

Cover Page — Interval Fund Repurchase Offers

Comment 11: Please disclose the intervals between deadlines for repurchase requests, pricing and repayment, and the anticipated timing of each Fund’s initial repurchase offer. Please also include here a cross-reference to those sections of the Prospectus that discuss each Fund’s repurchase policies and the risks attendant thereto. See Guide 10 to Form N-2.

Response: The Funds respectfully acknowledge the comment and have revised the disclosure as follows:

“Interval Fund Repurchase Offers. The Fund is an “interval fund,” a type of fund that, in order to provide liquidity to Shareholders (as defined below), has adopted a fundamental investment policy to make quarterly offers to repurchase between 5% and 25% of its outstanding Shares at net asset value. Subject to applicable law and approval of the Fund’s Board of Directors, for each quarterly repurchase offer, the Fund currently expects to offer to repurchase at least 5% of the Fund’s outstanding Shares at net asset value, which is the minimum amount permitted. Written notification of each quarterly repurchase offer (the “Repurchase Offer Notice”) will be sent to Shareholders no less than 21 days and no more than 42 days before the repurchase request deadline (i.e., the date by which Shareholders can tender their Shares in response to a repurchase offer) (the “Repurchase Request Deadline”). Subject to Board approval, Repurchase Request Deadlines are expected to occur each February, May, August and November, and Repurchase Offer Notices are expected to be sent to Shareholders each January, April, July and October preceding each such Repurchase Request Deadline. The date on which the repurchase price for Shares is determined will occur no later than the 14th day after the Repurchase Request Deadline (or the next business day, if the 14th day is not a business day) (the “Repurchase Pricing Date”). The date by which Shareholders wishing to tender Shares for repurchase must respond to the repurchase offer will be no more than 14 days before the Repurchase Pricing Date. The Fund expects to distribute payment to Shareholders within five (5) business days after the Repurchase Pricing Date, and in no event will distribute such payment later than seven (7) calendar days after such date. The Fund expects to make its initial repurchase offer during the second full calendar quarter after the date that the Fund’s registration statement becomes effective. See “Periodic Repurchase Offers” for additional information.”

Oaktree Asset-Backed Income Fund Inc.

Oaktree Asset-Backed Income Private Fund Inc.

April 16, 2025

Cover Page — Adviser

Comment 12: Disclosure states that the Adviser receives the Management Fee. Please disclose that the Adviser also receives an Incentive Fee.

Response: The Funds respectfully acknowledge the comment and have revised the disclosure as follows:

“Pursuant to an investment advisory agreement, the Adviser receives an annual fee (the “Management Fee”), payable monthly in arrears by the Fund, in an amount equal to ~~1.35~~1.25% of the Fund’s average daily ~~Managed Assets. Managed Assets are defined as the total assets of the Fund (including any assets attributable to borrowings for investment purposes) minus the sum of the Fund’s accrued liabilities (other than liabilities representing borrowings for investment purposes) and derivatives will be valued at their market value~~net assets. Pursuant to a Management Fee Waiver Agreement, the Adviser has contractually agreed to waive the Management Fee through at least ~~April~~June 30, 2026. The Adviser is also entitled to receive an incentive fee (the “Incentive Fee”) if certain income-based targets are met. The Fund anticipates that it may have net investment income that could result in the payment of the Incentive Fee to the Adviser during certain periods. However, the Incentive Fee is based on the Fund meeting certain net investment income targets and will not be paid unless the Fund achieves those targets.”

Comment 13: The last sentence of this section states that the Adviser has contractually agreed to waive the Management Fee through at least April 30, 2026. If the Adviser can recoup amounts waived, please disclose that here.

Response: The Funds confirm that the Adviser does not intend to recoup any Management Fees waived pursuant to the Management Fee Waiver Agreement. The Funds, however, have revised the last sentence of this section as follows:

“Pursuant to a Management Fee Waiver Agreement, the Adviser has contractually agreed to waive the Management Fee through at least ~~April~~June 30, 2026.”

Cover Page — Risks

Comment 14: Please bold the bulleted risk factors on the Cover Page.

Response: The Funds have bolded the bulleted risk factors on the Cover Page as requested.

Oaktree Asset-Backed Income Fund Inc.

Oaktree Asset-Backed Income Private Fund Inc.

April 16, 2025

Cover Page

Comment 15: Applicable only to Private Fund: The third to last paragraph on the Prospectus cover page states that the Shares have not been registered under the Securities Act and are being offered and sold solely in private placement transactions in reliance on an exemption from registration under Section 4(a)(2) of the Securities Act and Rule 506 of Regulation D. Please provide a detailed legal analysis of why the Private Fund’s private offering of Shares should not be integrated with the Public Fund’s public offering of Shares. See Rule 152 under the Securities Act.

Response: The Private Fund notes that there are multiple bases for its conclusion that its private offering should not be integrated with the Public Fund’s anticipated public offering. Rule 152 establishes a framework that encompasses the general principle that separate offerings of an issuer will not be integrated if each offering, based on its particular facts and circumstances, meets the requirements for an exemption or complies with the registration requirements. While Rule 152 focuses on the treatment of separate offerings of a single issuer, to the extent that as inferred from the Staff’s comments, the Private Fund and the Public Fund are to be considered a single issuer for purposes of integration policy, we believe Rule 152 is available to the respective offerings conducted by the Private Fund and the Public Fund and therefore the offerings avoid being deemed integrated in accordance with the provisions of Rule 152.6

Rule 152(b) under the Securities Act provides non-exclusive safe harbors from integration of registered and exempt offerings. One of those safe harbors is set forth in Rule 152(b)(3)(i), which provides that an offering for which a registration statement under the Securities Act has been filed will not be integrated “if it is made subsequent to . . . a terminated or completed offering for which general solicitation is not permitted.” Rule 152(c) states that, for purposes of Rule 152, an offering of securities will be deemed to commence “at the time of the first offer of securities in the offering by the issuer or its agents.” The Private Fund notes that the Public Fund Registration Statement is not yet effective and that the Public Fund has not circulated, and does not plan to circulate, any preliminary prospectus, engage in any roadshow or marketing activities or solicit investors prior to effectiveness. Thus, the Public Fund’s Shares have not yet been first offered through any public offering. In this regard, the Private Fund notes that the Public Fund’s prospectus and statement of additional information included in the Public Fund Registration Statement contain “red herring” legends, which specifically provide that those documents are not offers to sell the Public Fund’s Shares. The Public Fund expects that its Shares will first be offered in a public offering (and, therefore, for the public offering to “commence” for purposes of Rule 152) following the effectiveness of the Public Fund Registration Statement under the Securities Act. The Private Fund confirms that the private offering of its Shares (which is made in reliance on Rule 506(b) under the Securities Act, an exemption from registration pursuant to which general solicitation is not permitted) will terminate before the commencement of the Public Fund’s public offering. The Private Fund therefore believes that the Public Fund’s public offering qualifies for the safe harbor from integration in Rule 152(b)(3)(i), as the Public Fund’s public offering will commence subsequent to the termination or completion of the Private Fund’s private offering.

[6]	Each of the Private Fund and Public Fund believes that it is conducting its respective offering as a legally distinct issuer that may also provide a separate basis pursuant to which the respective offerings should not be integrated, but nevertheless they believe as described herein that the safe harbors provided by Rule 152 are available to avoid integration in case of any treatment as a single issuer for purposes of integration policy.

Oaktree Asset-Backed Income Fund Inc.

Oaktree Asset-Backed Income Private Fund Inc.

April 16, 2025

Prospectus Summary — Principal Strategies (pages 1 – 3)

Comment 16: Please disclose the Funds’ credit quality policy and maturity policy with respect to the investments that are part of its principal strategies and, to the extent not already disclosed, add corresponding principal risk disclosure under “Principal Risks of Investing in the Fund.” Also, if the Funds will invest in junior and equity tranches of asset-backed investments as a principal strategy, please disclose such investments here and disclose the corresponding risks of such investments under “Principal Risks of Investing in the Fund.”

Response: The Funds respectfully acknowledge the comment and note that the Funds will invest in junior and equity tranches of ABF Investments as a principal strategy and have added corresponding principal risk disclosure under “Principal Risks of Investing in the Fund,” as appropriate. The Funds have supplemented the disclosure under “Principal Strategies,” in part, as follows:

“Under normal market conditions, the Fund attempts to achieve its investment objective by investing, as a principal strategy, at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in ABF Investments (as defined below), throughout the world, including the United States, or “U.S.” (the “80% Policy”). More specifically, the Fund seeks to achieve its investment objective by investing primarily in a diverse portfolio of asset-backed finance (“ABF”) investments across a broad range of industries focused on pools of contractual assets, including, but not limited to, loans, leases, mortgages, or other receivables (collectively, “ABF Investments”). ~~In seeking to achieve its investment objective, the Fund may, among other things, (i) buy or commit to purchase ABF Investments, (ii) make loans secured by ABF Investments in a senior or mezzanine position, (iii) insure or provide capital relief against ABF Investments, and (iv) provide essential capital to enterprises whose primary business is origination/management of ABF Investments. As part of the 80% Policy, the Fund may also invest a portion of its assets in other income-generating~~[The Fund’s ABF Investments may also include certain asset-backed instruments, including, but not limited to, notes, bills, debentures, bank loans, convertible and preferred securities, and government and municipal obligations.]7. In addition, the Fund may invest in junior and equity tranches of ABF Investments. [In seeking to achieve its investment objective, the Fund may, among other things, make ABF Investments in the following formats: (i) purchasing on an unlevered basis loans or other contractual assets; (ii) purchasing on a levered basis loans or other contractual assets; (iii) senior lending against a pool of contractual assets; (iv) mezzanine lending opportunities against pools of contractual assets; (v) insuring or providing capital relief against contractual assets; and (vi) providing essential capital to origination platforms or “Originators” (as defined below).]7 The Fund may change the 80% Policy without Shareholder approval upon at least 60 days’ prior written notice to Shareholders. . . .

[7]	See response to Comment 2.

Oaktree Asset-Backed Income Fund Inc.

Oaktree Asset-Backed Income Private Fund Inc.

April 16, 2025

In addition, the Fund may invest up to 20% of its net assets (plus the amount of any borrowings for investment purposes) in investments other than ABF Investments as described in this Prospectus (together with the ABF Investments, the “Investments,” and each, an “Investment”), including cash or cash equivalents, [liquid structured credit securities (which may include, for example, residential mortgage-backed securities (RMBS), commercial mortgage-backed securities (CMBS), asset-backed securities (ABS), and collateralized loan obligations (CLOs) (each, as defined below)),]8 and liquid fixed-income securities[, such as publicly-traded corporate bonds,]9 consistent with prudent liquidity management. ~~In addition, the~~The Fund may invest ~~up to 10% of its net assets (plus the amount of any borrowings for investment purposes) in listed structured credit securities for liquidity management purposes~~in securities and other obligations of any credit quality, duration or maturity. However, it is expected that the Fund normally will have a short average portfolio duration (i.e., within a 1½ to 3-year range), as calculated by the Adviser, although it may be shorter or longer at any time or from time to time depending on market conditions and other factors. [The Fund will not invest more than 15% of its assets in entities that rely on Sections 3(c)(1) or 3(c)(7) of the 1940 Act, other than CLOs and other asset-backed issuers.]10 For temporary defensive purposes, liquidity management or in connection with implementing changes in its asset allocation, the Fund may hold a substantially higher amount of liquid investments, including cash and cash equivalents.”

[8]	See response to Comment 5.

[9]	See response to Comment 4.
[10]	See response to Comment 17.

Oaktree Asset-Backed Income Fund Inc.

Oaktree Asset-Backed Income Private Fund Inc.

April 16, 2025

Comment 17: Applicable only to Private Fund: Given that it appears that the initial investment minimum of $25,000 can be waived without limitation, please disclose that the Private Fund will not invest more than 15% of its assets in entities that rely on Sections 3(c)(1) and/or 3(c)(7) of the 1940 Act other than CLOs and other asset-backed issuers.

Response: The Private Fund confirms that it does not intend to invest more than 15% of its assets in such entities and has revised the second paragraph under “Principal Strategies” as follows:

“. .. . . consistent with prudent liquidity management. . ~~In addition, the~~[The Fund may invest ~~up to 10% of its net assets (plus the amount of any borrowings for investment purposes) in listed structured credit securities for liquidity management purposes~~in securities and other obligations of any credit quality, duration or maturity. However, it is expected that the Fund normally will have a short average portfolio duration (i.e., within a 1½ to 3-year range), as calculated by the Adviser, although it may be shorter or longer at any time or from time to time depending on market conditions and other factors.]11 The Fund will not invest more than 15% of its assets in entities that rely on Sections 3(c)(1) or 3(c)(7) of the 1940 Act, other than CLOs and other asset-backed issuers. For temporary defensive purposes, liquidity management or in connection with implementing changes in its asset allocation, the Fund may hold a substantially higher amount of liquid investments, including cash and cash equivalents.”

Prospectus Summary — Adviser (page 3)

Comment 18: The first paragraph of this section identifies the Adviser, OCM (the Adviser’s affiliate) and Brookfield Oaktree Holdings, LLC (the Adviser’s parent). If the Adviser uses personnel from an affiliate in providing investment management services to the Funds pursuant to a personnel/resource sharing agreement, please describe to us the following:

a. the specific services any affiliate of the Funds or Adviser and such affiliate’s employees will provide on the Adviser’s behalf and why those services do not amount to investment advisory services provided to the Fund;

b. the extent to which the Adviser will depend on such affiliate’s personnel in providing investment advisory services;

c. whether personnel of such affiliate of the Adviser who provide investment advice with respect to the Fund will be supervised persons of the Adviser under Section 202(a)(25) of the Investment Advisers Act of 1940 (“Advisers Act”);

d. whether and what fees are paid to such affiliate of the Adviser for the described services and whether or not they are paid pursuant to a personnel or resource sharing agreement;

e. whether such affiliate of the Adviser is considered to be a fiduciary with respect to the Fund in connection with providing the described services;

[11]	See response to Comment 16.

Oaktree Asset-Backed Income Fund Inc.

Oaktree Asset-Backed Income Private Fund Inc.

April 16, 2025

f. by whom the personnel being provided for use by the Adviser for advisory services to the Fund are employed and how such employer is affiliated with the Adviser and the Fund (i.e., controlled subsidiary, wholly or majority owned subsidiary); and

g. the registration status of such affiliate and where such affiliate is domiciled.

Response: The Funds respectfully acknowledge the Staff’s comment. The Adviser serves as the sole investment adviser to the Funds, which will fulfill its obligations to the Funds pursuant to the respective Advisory Agreements only using supervised persons of the Adviser. OCM (the Adviser’s affiliate) and Brookfield Oaktree Holdings, LLC (the Adviser’s parent) have not and will not enter into an investment advisory agreement with the Funds. Rather, OCM and the Adviser have entered into a Services Agreement (the “Services Agreement”) pursuant to which OCM provides the Adviser, rather than the Funds, with certain non-advisory services and access to its resources, including office facilities, office equipment and personnel reasonably necessary to provide such non-advisory services to the Funds. Pursuant to the Services Agreement, OCM only provides certain non-advisory services to the Adviser, does not provide investment advisory services to the Funds, and does not directly receive any consideration from the Funds. As a result, OCM is not a fiduciary with respect to the Funds in connection with the provision of such non-advisory services. Such non-advisory services include, but are not limited to, the following: accounts payable and accounts receivable; communications and public relations; finance and accounting services; general and administrative services; information technology services; insurance services; legal and compliance services; and marketing and client relations services. OCM is a registered investment adviser and organized as a Delaware limited partnership. OCM’s primary place of business is 333 South Grand Avenue, 28th Floor, Los Angeles, California.

Comment 19: The first sentence of the second paragraph of this section refers to the “firm’s” competitive advantages. Please clarify what entity the firm is referring to in this sentence and throughout this section.

Response: The Funds respectfully acknowledge the comment and have revised the disclosure as follows and have made corresponding changes throughout the Registration Statements where applicable:

“~~The firm’s~~Oaktree’s competitive advantages include its experienced team of investment professionals, a global platform and a unifying investment philosophy. This investment philosophy — the six tenets of which are risk control, consistency, market inefficiency, specialization, bottom-up analysis and disavowal of market timing — is complemented by a set of core business principles that articulate Oaktree’s commitment to excellence in investing; commonality of interests with clients; a collaborative and cooperative culture; and a disciplined, opportunistic approach to the expansion of offerings. As a result of consistent application of our philosophy and principles, Oaktree has earned a large and distinguished clientele. Among Oaktree’s clients are 65 of the 100 largest U.S. pension plans, more than 525 corporations around the world, 40 of the 50 state retirement plans in the United States, over 275 endowments and foundations globally, and 16 sovereign wealth funds.

Oaktree Asset-Backed Income Fund Inc.

Oaktree Asset-Backed Income Private Fund Inc.

April 16, 2025

~~The firm’s~~Oaktree’s expertise in investing across the capital structure has allowed Oaktree to cultivate a diversified mix of global investment strategies in four categories: credit, private equity, real assets and listed equities. Importantly, the expansion of Oaktree’s strategies has been achieved primarily through “step-outs” into highly related fields, based on identifying markets that Oaktree believes (a) have the potential for attractive returns, and (b) can be exploited in a manner consistent with ~~The firm’s~~Oaktree’s philosophy focused on risk control.”

Prospectus Summary — Periodic Repurchase Offers (page 4)

Comment 20: The sixth sentence of this section states that the Funds may modify the amount of a repurchase fee at any time. Please disclose that the repurchase fee may not exceed 2.00%. See Rule 23c-3(b)(1) under the 1940 Act.

Response: The Funds note that the fourth sentence in this section states that the Fund(s) “may impose repurchase fees of up to 2.00%.” Accordingly, the Funds respectfully decline to revise the disclosure as requested.

Prospectus Summary — Investor Suitability (pages 5 – 6)

Comment 21: Applicable only to Private Fund: The first sentence of the second paragraph of this section states that each prospective investor in the Private Fund will be required to certify that it is an accredited investor. Please reconcile this disclosure with the disclosure on the Registration Statement cover page that states that investments in the Private Fund may be made only by investors who are qualified clients under Rule 205-3 under the Advisers Act.

Response: The Private Fund has deleted the reference to “qualified client” on the cover page.

Prospectus Summary — Summary of Principal Risks of the Fund (pages 6 – 21)

Comment 22: On page 6, the second sentence of the first risk factor states that the Fund has “a limited history of operations.” Please revise this disclosure to state that the Fund has no history of operations, per the heading of this risk factor.

Response: The Funds respectfully acknowledge the comment and have revised the disclosure as follows:

“The Fund has ~~a limited history of operations~~no operating history and is subject to all of the business risks and uncertainties associated with any new business.”

Oaktree Asset-Backed Income Fund Inc.

Oaktree Asset-Backed Income Private Fund Inc.

April 16, 2025

Comment 23: The following risk factors describe types of investments that are not identified under “Principal Strategies”: Asset-Backed Securities (page 6); real-estate related investments under Investments in Real Estate and Mortgage-Backed Securities Generally (page 7); Commercial Mortgage-Backed Securities (page 7); Residential Mortgage-Backed Securities (page 8); Collateralized Loan Obligations (page 9); Emerging Markets Risk (page 20); and Derivatives Risk (page 21). Given that investing in each of these types of investments is identified as a principal risk, please describe such investments under “Principal Strategies” or explain to us why it is not necessary to do so.

Response: The Funds respectfully submit that the following principal risk factors are appropriately identified as principal risks of investing in the Funds, since such investments are now included in the Funds’ principal strategies disclosure (please see response to Comment 5 above): Asset-Backed Securities (page 6); real-estate related investments under Investments in Real Estate and Mortgage-Backed Securities Generally (page 7); Commercial Mortgage-Backed Securities (page 7); Residential Mortgage-Backed Securities (page 8); and Collateralized Loan Obligations (page 9). The Funds do not expect emerging markets and derivatives investments to be part of their principal strategies. The Funds shall accordingly move these risk factors to the additional, non-principal risk disclosure contained in the SAI.

Comment 24: On page 10, the first sentence of the “Loan Investment Activities” risk factor states that the Funds may invest in “debt or equity financing.” Please specify what investments are made when the Funds invest in “debt or equity financing.”

Response: The Funds respectfully acknowledge the comment and have revised the disclosure as follows:

“The Fund may invest in debt or equity financing, which involves originating and making loans to, and making debt and equity investments in, a portfolio of ABF Investments sourced through the networks of the Adviser. If the Fund engages in such activities, the Fund will be subject to applicable laws in each jurisdiction in which such activities take place. Such laws are frequently highly complex and may include licensing requirements. The licensing processes can be lengthy and can be expected to subject a loan investor to increased regulatory oversight. In some instances, the process for obtaining a required license or exception certificate may require disclosure to regulators or to the public of information about the Fund, its direct or indirect investors, its loans, its business activities, its management or controlling persons or other matters. Such disclosures may provide competitors with information that allows them to benefit at the expense of the Fund, which could have a material adverse effect on the Fund. Failure, even if unintentional, to comply fully with applicable laws may result in sanctions, fines, or limitations on the ability of the Fund, the Adviser or affiliates of the foregoing to do business in the relevant jurisdiction or to procure required licenses in other jurisdictions, all of which could have a material adverse effect on the Fund.”

Oaktree Asset-Backed Income Fund Inc.

Oaktree Asset-Backed Income Private Fund Inc.

April 16, 2025

Comment 25: On page 13, the first sentence of the fourth paragraph under “Nature of Loan Priority and Security,” refers to “accordion . . . provisions.” Please disclose what accordion provisions are in plain English. See Rule 421(b)(4) under the Securities Act.

Response: The Funds respectfully acknowledge the comment and have revised the disclosure as follows:

“Many secured credit loan documents contain ~~accordion and other~~ provisions allowing the borrower to increase borrowing capacity under such credit facilities and/or incur additional debt outside of such credit facilities, which could dilute the value of the collateral securing such borrowing and increase the risk that the Fund’s loans would be undersecured.”

Comment 26: On page 19, the first sentence under “Focused Investment Risk” describes certain risks to the extent each Fund focuses its investments in a particular sector or country. If the Funds will be focused on a particular sector or country at launch, please disclose the specific risks of that sector or country under “Principal Risks of Investing in the Fund.”

Response: The Funds respectfully acknowledge the comment and have deleted “Focused Investment Risk.”

Comment 27: On page 20, the last sentence under “Emerging Markets Risk” states that investing in securities of issuers based or doing business in emerging markets entails all of the risks of investing in securities of foreign issuers. Please consider adding a risk factor describing the risks of investing in foreign issuers.

Response: The Funds respectfully acknowledge the comment and have added the following risk factor:

“Foreign (Non-U.S.) Securities Risk

The Fund may invest in securities of foreign (non-U.S.) issuers, or sponsored and unsponsored depositary receipts for such securities.

Investment in foreign securities is subject to special investment risks that differ in some respects from those related to investments in securities of U.S. domestic issuers. These risks include political, social or economic instability in the country of the issuer, the difficulty of predicting international trade patterns, the possibility of the imposition of exchange controls, expropriation, limits on removal of currency or other assets, nationalization of assets, foreign withholding and income taxation, and foreign trading practices (including higher trading commissions, custodial charges and delayed settlements). Foreign securities also may be subject to greater fluctuations in price than securities issued by U.S. corporations. The principal markets on which these securities trade may have less volume and liquidity, and may be more volatile, than securities markets in the United States.

Oaktree Asset-Backed Income Fund Inc.

Oaktree Asset-Backed Income Private Fund Inc.

April 16, 2025

In addition, there may be less publicly available information about a foreign company than about a U.S. domiciled company. Foreign companies generally are not subject to uniform accounting, auditing and financial reporting standards comparable to those applicable to U.S. domestic companies. There is also generally less government regulation of securities exchanges, brokers and listed companies abroad than in the United States. Confiscatory taxation or diplomatic developments could also affect investment in those countries. In addition, foreign branches of U.S. banks, foreign banks and foreign issuers may be subject to less stringent reserve requirements and to different accounting, auditing, reporting, and record keeping standards than those applicable to domestic branches of U.S. banks and U.S. domestic issuers.”

Summary of Fund Expenses (pages 22 – 24)

Comment 28: Footnote 4 describes the Management Fee Waiver Agreement under which the Adviser has agreed to waive the Management Fee “through at least April 30, 2026.” Footnote 10 describes the Expense Limitation and Reimbursement Agreement which will also be in effect “through at least April 30, 2026.” Please confirm that the Management Fee Waiver Agreement and the Expense Limitation and Reimbursement Agreement (and the related line item in the fee table specifying the amount of fees waived or reimbursed) will only be included in the fee table and reflected in the examples if such agreements extend for at least one year from the effective date of this registration statement.

Response: The Funds so confirm.

Comment 29: Footnote 7 states that the table assumes the use of leverage in an amount equal to 20% of the Funds’ Managed Assets. Please also disclose the use of leverage in an amount based on the Funds’ net assets.

Response: The Funds respectfully acknowledge the comment and have revised the disclosure in Footnotes 6 and 7, respectively, as follows:

“[(6)/(7)] The table assumes the use of leverage in an amount equal to ~~20.00~~25% of the Fund’s ~~Managed Assets (after the leverage is incurred)~~net assets, and assumes the annual interest rate on borrowings is 7.17%.”

Oaktree Asset-Backed Income Fund Inc.

Oaktree Asset-Backed Income Private Fund Inc.

April 16, 2025

Comment 30: Footnote 10 describes the Expense Limitation and Reimbursement Agreement. As it appears that amounts waived pursuant to the Management Fee Waiver Agreement also appear in the fee table line item associated with this footnote, please also describe the Management Fee Waiver Agreement in Footnote 10. Please also disclose any ability of the Adviser to recoup waived expenses under either of these agreements and briefly describe the terms of such recoupments.

Response: The Funds respectfully submit that (i) the Management Fee Waiver Agreement is not subject to recoupment, (ii) the Expense Limitation and Reimbursement Agreement is subject to recoupment, which is disclosed to investors in Footnotes 9 and 10 by the Private Fund and the Public Fund, respectively, as follows: “The Fund has agreed to repay these amounts, when and if requested by the Adviser, but only if and to the extent that Specified Expenses are less than 0.70% of net assets (annualized) (or, if a lower expense limit under the Expense Limitation and Reimbursement Agreement is then in effect, such lower limit) within three years after the date the Adviser waived or reimbursed such fees or expenses.” The Funds have revised Footnotes 9 and 10, respectively, as follows in order to describe the terms of the Management Fee Waiver Agreement:

“[(9)/(10)] Pursuant to a Management Fee Waiver Agreement, the Adviser has contractually agreed to waive the Management Fee through at least June 30, 2026. For the avoidance of doubt, the Management Fee Waiver Agreement shall not apply to the Incentive Fee payable under the Advisory Agreement. Pursuant to an Expense Limitation and Reimbursement Agreement . . . .”

Comment 31: The second sentence introducing the Examples states that the “fee waiver is taken into account only for the one-year expense example.” Please specify which fee waiver(s) are being referred to here, using the defined terms.

Response: The Funds respectfully acknowledge the comment and have revised the disclosure as follows:

“The ~~fee waiver is~~Management Fee Waiver Agreement and the Expense Limitation and Reimbursement Agreement are taken into account only for the one-year expense example:”

Oaktree Asset-Backed Income Fund Inc.

Oaktree Asset-Backed Income Private Fund Inc.

April 16, 2025

Comment 32: In the Example disclosure, please replace the language “if you redeem your Shares” and “if you do not redeem your Shares” with language that references Shares being repurchased or not repurchased. Also, please explain to us why two sets of examples are included given that the Example assumes a $1,000 investment in Shares and the CDSL for Class A Shares only applies to purchases of $250,000 or more.

Response: The Funds respectfully acknowledge the comment and have revised the disclosure in accordance with Instruction 11 of Item 3.1. of Form N-2. In addition, the Funds respectfully submit that, in the Example disclosure, the second example was not applicable and therefore has been removed, since it demonstrated the effects of the 2.00% early repurchase fees that may be imposed on Shares accepted for repurchase that have been held for less than one year [emphasis added].

Financial Highlights (page 25)

Comment 33: Please replace “performance” with “highlights.”

Response: The Funds respectfully acknowledge the comment and have revised the disclosure as requested.

The Fund’s Investment Objective and Principal Strategies (pages 28 – 29)

Comment 34: Please disclose if the investment objective may be changed without a vote of the holders of a majority of voting securities. See Item 8.2.a. of Form N-2.

Response: The Funds respectfully acknowledge the comment and have supplemented the disclosure as follows:

“The Fund’s investment objective is to seek to provide current income and, to a lesser extent, capital appreciation. The Fund’s investment objective is non-fundamental and may be changed by a vote of the Fund’s Board of Directors, without Shareholder approval. There can be no assurance that the Fund will achieve its investment objective.”

Investment Philosophy and Process — Underwriting/Diligence (pages 31 – 33)

Comment 35: On page 32, please revise the following disclosure so that it is in plain English: “skim,” “to be ramped” and “headline risk.” See Rule 421(b)(4) under Securities Act.

Response: The Funds respectfully acknowledge the comment and have revised the disclosure as follows:

“Originator/Servicer/Manager – What are their history, track record and resources? Who are their closest competitors? Does someone at Oaktree know them or their competitors well? How do transaction parties generate revenue related to these assets? Are there origination fees, servicing fees, structuring fees~~,~~ or gain on sale ~~or skim~~ and are they transparently disclosed? If our investment performs poorly, will the originator experience loss, beyond reputational? How do they balance credit performance versus platform and revenue growth in their origination standards?

Oaktree Asset-Backed Income Fund Inc.

Oaktree Asset-Backed Income Private Fund Inc.

April 16, 2025

Transaction Motivation – Is the collateral pool existing or to be ~~ramped~~built? Is the originator, seller or borrower under any pressure with respect to the transaction? What is the next most likely source of capital if the contemplated transaction is not pursued? Are otherwise logical capital providers inhibited by non-risk factors such as regulation, capital requirements or ~~headline~~the risk of negative publicity? Is the collateral type familiar to many ABF and “structured credit” investors?”

Investment Philosophy and Process — Risk Monitoring (pages 33 – 34)

Comment 36: On page 33, the first sentence of the fourth paragraph of this section refers to “CoStar.” Please disclose what kind of entity CoStar is.

Response: The Funds respectfully acknowledge the comment and have revised the disclosure as follows:

“We conduct comprehensive analysis of our collateral by thoroughly monitoring and analyzing market data from various market analytics sources such as Intex ~~and~~, Trepp and CoStar, as well as external research from brokers~~,~~ and ratings agencies~~, and CoStar~~.”

Leverage (pages 35 – 36)

Comment 37: The first sentence of this section states the Fund intends to add leverage to its portfolio by utilizing borrowings, including through one or more subsidiaries. Please respond to the following comments regarding subsidiaries. Note that the term “subsidiary,” when used in items c, d, e and f below, refers to an entity (regardless of whether or not the Fund set up the entity) that: (1) is “primarily controlled” by the Fund; and (2) primarily engages in investment activities in securities or other assets. “Primarily controlled” means: (1) the Fund controls the unregistered entity within the meaning of Section 2(a)(9) of the 1940 Act, and (2) the Fund’s control of the unregistered entity is greater than that of any other person.

a. Please confirm to us that the financial statements of any wholly-owned or substantially-owned subsidiaries will be consolidated with those of the Fund. If not, please explain why not.

Response: The Funds so confirm.

b. Please tell us if any of the Fund’s wholly-owned or substantially-owned subsidiaries will charge a management fee. If so, please confirm to us that the management fees (including performance fees) of any subsidiary whose financial statements are consolidated with those of the Fund will be included in the “Advisory Fee” line item of the fee table and any such subsidiary’s expenses will be included in the “Other Expenses” line item of the fee table.

Response: The Funds do not anticipate that any such subsidiaries will charge a management fee. In the event that such subsidiaries do charge a management fee, the Funds confirm that such fees will be included in the “Advisory Fee” line item of the fee table. The Funds confirm that any such subsidiary’s expenses will be included in the “Other Expenses” line item of the fee table.

Oaktree Asset-Backed Income Fund Inc.

Oaktree Asset-Backed Income Private Fund Inc.

April 16, 2025

c. Please confirm to us that subsidiaries and their boards of directors will agree to inspection by the Staff of the subsidiary’s books and records, which will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder.

Response: The Funds so confirm.

d. If any subsidiary is a foreign entity, please confirm to us that the subsidiary and its board of directors will agree to designate an agent for service of process in the United States.

Response: The Funds so confirm.

e. Disclose any of the subsidiaries’ principal investment strategies or principal risks that constitute principal investment strategies or principal risks of the Fund. The principal investment strategies and principal risk disclosures of the Fund should reflect aggregate operations of the Fund and subsidiaries.

Response: To the extent that the Funds borrow through one or more subsidiaries, the Funds respectfully submit that any subsidiary’s principal investment strategies or principal risks will not materially differ from that of the Funds.

f. Confirm to us that any subsidiary’s investment advisory contract will be filed as an exhibit to the registration statement as it is a material contract. See Item 25.2.k. of Form N-2.

Response: The Funds confirm that, to the extent such contracts exist, they shall be filed as exhibits to the Registration Statement.

Principal Risk Considerations — Private Credit Risk (page 61)

Comment 38: Under “Principal Strategies,” please disclose what private credit is.

Response: The Funds respectfully acknowledge the comment and have supplemented the disclosure as follows:

“Private Credit Risk. The Fund may invest in “private credit,” which refers to the origination of a bilateral loan without a traditional bank intermediary connecting the borrower directly to the private lender. The Fund intends to obtain exposure to select less liquid or illiquid private credit investments, generally involving corporate borrowers, including through investments in pooled investment vehicles. However, the Fund will not invest more than 15% of its assets in entities that rely on Sections 3(c)(1) or 3(c)(7) of the 1940 Act, other than CLOs and other asset-backed issuers.”

Oaktree Asset-Backed Income Fund Inc.

Oaktree Asset-Backed Income Private Fund Inc.

April 16, 2025

Comment 39: Applicable only to Public Fund: The first sentence of this risk factor indicates that the Public Fund’s investments in private credit may be made through investments in pooled investment vehicles. Please disclose that the Public Fund will not invest more than 15% of its assets in entities that rely on Sections 3(c)(1) and/or 3(c)(7) of the 1940 Act other than CLOs and other asset-backed issuers.

Response: The Public Fund confirms that it does not intend to invest more than 15% of its assets in such entities and has supplemented this risk factor as follows:

“The Fund intends to obtain exposure to select less liquid or illiquid private credit investments, generally involving corporate borrowers, including through investments in pooled investment vehicles. However, the Fund will not invest more than 15% of its assets in entities that rely on Sections 3(c)(1) or 3(c)(7) of the 1940 Act, other than CLOs and other asset-backed issuers.”

Management of the Fund — The Advisory Agreement (pages 92 – 93)

Comment 40: The Staff notes the disclosure regarding Pre-Incentive Fee Net Investment Income. Please disclose here that the calculation of such income may result in shareholders being charged an incentive fee on amounts higher than what they actually receive. Also, please confirm and disclose the treatment of income from investments with a deferred interest feature (such as original issue discount, debt instruments with a payment-in-kind interest and zero-coupon securities) in the calculation of Pre-Incentive Fee Net Investment Income.

Response: The Funds respectfully acknowledge the comment and have added the disclosure as requested. Each Fund also confirms that, in the case of investments with a deferred interest feature, Pre-Incentive Fee Net Investment includes income that the Funds have not yet received in cash, as follows:

“Pre-Incentive Fee Net Investment Income includes, in the case of investments with a deferred income feature (such as market or original issue discount, debt investments with payment in kind (“PIK”) interest, preferred stock with PIK dividends and zero coupon securities), accrued income that the Fund has not yet received in cash. The Adviser is not under any obligation to reimburse the Fund for any part of the income-based fee it receives that is based on accrued income that the Fund never actually receives. Pre-Incentive Fee Net Investment Income is not adjusted for incentive fee payments or any shareholder servicing and/or distribution fees paid under the Fund’s Distribution and Servicing Plan. Accordingly, Pre-Incentive Fee Net Investment Income may be calculated on higher amounts of income than the Fund may ultimately realize and that may ultimately be distributed to Shareholders. As a result, for any calendar quarter, the Incentive Fee attributable to Pre-Incentive Fee Net Investment Income that is paid to the Adviser may be calculated on the basis of an amount that is greater than the amount of net investment income actually received by the Fund for such calendar quarter.”

Oaktree Asset-Backed Income Fund Inc.

Oaktree Asset-Backed Income Private Fund Inc.

April 16, 2025

Management of the Fund — Portfolio Management (pages 93 – 94)

Comment 41: Please disclose that the Statement of Additional Information includes additional information regarding the portfolio managers’ compensation, other accounts managed and ownership of securities in the Fund. See Item 9.1.c. of Form N-2.

Response: The Funds respectfully acknowledge the comment and have added the following disclosure:

“The SAI provides additional information about the portfolio managers’ compensation, other accounts managed by the portfolio managers and the portfolio managers’ ownership of securities of the Fund.”

Plan of Distribution — Purchasing Shares (pages 98 – 99)

Comment 42: Applicable only to the Public Fund: On page 99, the seventh sentence of the first full paragraph states that selling agents may, in their sole discretion, reduce or waive the sales load on a non-scheduled basis in individual cases. Please delete this disclosure and instead disclose any arrangements that result in breakpoints in, or eliminations of, sales loads and identify each class of individuals or transactions to which the arrangements apply. See In the Matter of the Application of Oaktree Fund Advisors, LLC and Oaktree Diversified Income Fund Inc. (December 3, 2021) at sec.gov/Archives/edgar/data/1822973/000110465921146353/tm2134470d1_40appa.htm, at text accompanying and following note 23. See also Item 12(a)(2) of Form N-1A; IM Guidance Update 2016-06 at IM Guidance Update: Mutual Fund Fee Structures.

Response: The Public Fund has deleted the above-referenced disclosure. The Public Fund respectfully confirms that it will not offer Shares through any selling agents pursuant to intermediary-specific sales charge waivers, discounts and/or breakpoints that are required to be disclosed unless and until the Public Fund files (either through a filing pursuant to Rule 424 under the Securities Act or an amendment to the Public Fund Registration Statement on Form N-2) an appendix to the Prospectus that contains all information that is required to be disclosed under Form N-2 and applicable rules, regulations and relevant Staff guidance.

Oaktree Asset-Backed Income Fund Inc.

Oaktree Asset-Backed Income Private Fund Inc.

April 16, 2025

Comment 43: Applicable only to Public Fund: On page 99, the last sentence of the first full paragraph states that investors should consult with their selling agents about the sales load. Please revise this sentence to reflect that sales load disclosure must be included in the prospectus rather than obtained only from selling agents (e.g., “investors should consult with their selling agents for more [emphasis added] information about the sales load”).

Response: The Public Fund respectfully acknowledges the comment and has revised the disclosure as follows:

“Investors should consult with their selling agents about ~~the sales load and~~ any ~~additional~~ fees ~~or charges~~ their selling agents might impose on ~~each class of~~the Shares.”

Plan of Distribution — Investment Minimums (pages 99 – 100)

Comment 44: Applicable only to Private Fund: This section states “Please see the Statement of Additional Information for details.” Please disclose the specific section of the Statement of Additional Information that includes the details.

Response: In addition to the Private Fund, the Public Fund also notes that the referenced disclosure was inadvertently included in the Registration Statements. As a result, the Funds have deleted this sentence from the Registration Statements.

Plan of Distribution — Shares Purchased or Held through Financial Intermediaries (pages 103 – 104)

Comment 45: Applicable only to the Public Fund: The first two sentences of this section state that the availability of sales charge waivers and discounts may depend on the particular financial intermediary or type of account through which you purchase or hold Shares and that the Fund’s sales charge waivers or discounts disclosed in this Prospectus are available for qualifying purchases and are generally available through financial firms. Please revise this disclosure to reflect that any sales charge waivers or discounts available through particular intermediaries are disclosed in the Prospectus. See Item 12(a)(2) of Form N-1A; IM Guidance Update 2016-06.

Response: The Public Fund respectfully acknowledges the comment and has revised the disclosure as follows:

“The availability of sales charge waivers and discounts may depend on the particular financial intermediary or type of account through which you purchase or hold Shares, as disclosed in this Prospectus. The Fund’s sales charge waivers and discounts disclosed in this Prospectus are available for qualifying purchases and are generally available through certain financial firms specified in this Prospectus. Please contact your financial firm for more information regarding ~~applicable sales charge waivers, discounts and/or breakpoints available to you and~~ the financial firm’s related policies and procedures.

Oaktree Asset-Backed Income Fund Inc.

Oaktree Asset-Backed Income Private Fund Inc.

April 16, 2025

While Class F Shares, Class I Shares and Class U Shares do not impose front-end sales loads, if you purchase Class F Shares, Class I Shares or Class U Shares through certain financial firms, they may directly charge you transaction or other fees in such amount as they may determine. Any such fees will be in addition to an investor’s investment in the Fund and not deducted therefrom. Investors should consult with their financial intermediaries about ~~the front-end sales load and~~ any ~~additional~~ fees ~~or charges~~ their financial intermediaries might impose on ~~each class of~~the Shares.”

Periodic Repurchase Offers — Repurchase Request Deadline (page 105)

Comment 46: In this section, please also state that the Fund will provide notification of its repurchase offer no more than 42 days before the repurchase request deadline. See Rule 23c-3(b)(4)(i) under the 1940 Act.

Response: The Funds respectfully acknowledge the comment and have revised the disclosure as follows:

“When a repurchase offer commences, the Fund sends, ~~at least~~no less than 21 days and no more than 42 days before the Repurchase Request Deadline, written notice to each Shareholder setting forth, among other things: . . .”

Custodian and Transfer Agent (page 121)

Comment 47: Please identify any subsidiary’s custodian.

Response: The custodian to a subsidiary, if different from the Funds’ custodian, will be disclosed when and if such subsidiary is established.

Oaktree Asset-Backed Income Fund Inc.

Oaktree Asset-Backed Income Private Fund Inc.

April 16, 2025

STATEMENT OF ADDITIONAL INFORMATION

Investment Objectives and Policies — Investment Strategies — Investments in Special Purpose Entities (page 2)

Comment 48: The first sentence of this section states that the Fund may elect to form special purpose entities for the purpose of purchasing or originating contractual assets. Please disclose the same information disclosed in the second and third sentences under “Leverage” on page 35 of the Prospectus for special purpose entities. Please also apply comments 35 and 45 above to special purpose entities.

Response: The Funds respectfully acknowledge the comment and have revised the disclosure as follows:

“Investments in Special Purpose Entities. The Fund may elect to form special purpose entities for the purpose of purchasing or originating contractual assets, such as loans, leases, receivables or mortgages, including in connection with sales under section 363 of the U.S. Bankruptcy Code (“Special Purpose Entities” or “SPEs”). The Special Purpose Entities may purchase physical assets or other property, if the purchased contractual assets reference or enjoy a lien on such property. The Fund may lend to, purchase equity in, or purchase debt issued by such SPEs. The Fund may form such entities independently or in cooperation with others through joint ventures or other structures. The Fund’s ability to establish and control the management of any SPE will depend upon the entity’s ownership structure. The Fund will treat the assets of wholly-owned and controlled subsidiaries formed by the Fund as assets of the Fund for purposes of determining compliance with various provisions of the 1940 Act applicable to the Fund, including those relating to investment policies (Section 8), affiliated transactions and custody (Section 17) and capital structure and leverage (Section 18). In addition, the Adviser and the Fund’s Board of Directors will comply with the provisions of Section 15 of the 1940 Act with respect to a subsidiary’s investment advisory contract, as applicable.”

Additional Risk Factors (pages 6 – 15)

Comment 49: Certain of the risk factors identified in this section are identified as principal risks in the Prospectus (e.g., Convertible Securities Risk; Collateralized Loan Obligations). Please revise this section’s heading and introductory sentence to clarify that the disclosure includes both principal and additional (or non-principal) risk factors.

Response: The Funds respectfully acknowledge the comment and have revised the heading and introductory sentence as follows:

“ADDITIONAL PRINCIPAL RISK DISCLOSURE AND NON-PRINCIPAL RISK FACTORS”

Investment Restrictions — Fundamental Restrictions (pages 16 – 17)

Comment 50: The first sentence of item (3) excludes mortgage-backed securities and mortgage-related securities) from each Fund’s concentration policy. Please revise the disclosure so such securities are not excluded from each Fund’s concentration policy or, alternatively, revise so as to only exclude agency mortgage-backed securities from the policy.

Response: The Funds respectfully acknowledge the comment and have revised the disclosure to only exclude agency mortgage-backed securities as follows:

“Invest more than 25% of its assets, taken at market value, in the securities of issuers in any particular industry or group of industries (excluding securities of the U.S. Government, its agencies and instrumentalities, agency mortgage-backed securities and mortgage-related securities).”

Oaktree Asset-Backed Income Fund Inc.

Oaktree Asset-Backed Income Private Fund Inc.

April 16, 2025

Comment 51: On page 17, please disclose a fundamental policy (or revise the existing fundamental policies with respect to repurchase offers) to also state the periodic intervals between repurchase request deadlines. See Rule 23c-3(b)(2)(i)(B) under the 1940 Act.

Response: The Funds respectfully submit that the current fundamental policy complies with Rule 23c-3(b)(2)(i)(B) and therefore respectfully decline to make any updates in response to this comment. In particular, each Fund’s fundamental policy discloses that the Fund “will make quarterly repurchase offers” [emphasis added], reflecting that the periodic intervals are three months, in accordance with Rule 23c-3.

Management of the Fund — Directors and Officers (pages 18 – 21)

Comment 52: Please disclose Stuart A. McFarland’s principal occupation(s) for the past five years, instead of only until 2021. See Item 18.1. of Form N-2.

Response: The Funds respectfully acknowledge the comment and have revised the disclosure as follows:

“Retired; Managing Partner of Federal City Capital Advisors (1997 – 2021).”

Comment 53: Please state the principal business of “My Flex Inc.” See Instruction 3 to Item 18.1. of Form N-2.

Response: The Funds respectfully acknowledge the comment and have revised the disclosure as follows:

“CFO of My Flex Inc. ~~an EQBR~~, a non-fungible token service company and platform (2022 – 2023); Executive in Residence, Global Digital Finance (~~December~~2024 – Present).”

Comment 54: For each director, the last column in the table references “several” investment companies advised or administered by certain entities. Please disclose the investment companies for which the director serves as director in accordance with Instruction 4 to Item 18.1. of Form N-2.

Response: The Funds respectfully acknowledge the comment and have revised the disclosure to indicate that each Director serves as a director/trustee of the investment companies in the Fund Complex, which are listed in a footnote to the “Directors and Officers” table.

Oaktree Asset-Backed Income Fund Inc.

Oaktree Asset-Backed Income Private Fund Inc.

April 16, 2025

Management of the Fund — Board Leadership Structure (page 22)

Comment 55: The first sentence of the second paragraph of this section states that the Board has determined that its leadership structure is appropriate. Please disclose why the Board determined that its leadership structure is appropriate given the specific characteristics and circumstances of the Fund. See Item 18.5. of Form N-2.

Response: The Funds respectfully acknowledge the comment and have revised the disclosure as follows:

“The Board has determined that its leadership structure is appropriate~~. In addition, the Board also has determined that the structure, function, and composition of the Committees are appropriate means to provide~~ because it allows the Board to exercise informed and independent judgment, and allocates areas of responsibility among the respective Committees and the full Board in a manner that enhances effective oversight ~~on behalf of Shareholders~~. The Board reviews its leadership structure at least annually and may make changes to it at any time, including in response to market dynamics, or changes in the characteristics of the Fund. The Independent Directors have engaged their own independent counsel to advise them on matters relating to their responsibilities to the Fund.”

Management of the Fund — Governance Committee (pages 24 – 25)

Comment 56: The last sentence of this section states that the Governance Committee will consider nominees recommended by shareholders who, separately or as a group, own at least one percent of the Shares. Please also disclose the procedures for a shareholder to submit nominations. See Item 18.5.(b)(4) of Form N-2.

Response: The Funds respectfully acknowledge the comment and have added the following disclosure:

“Shareholders who would like to recommend a nominee for the position of Independent Director should submit their recommendations in writing by mail to the Chair of the Governance Committee, c/o Secretary, Oaktree Asset-Backed Income Fund Inc., at Brookfield Place, 225 Liberty Street, New York, New York 10281 or by email to the Fund. Any such recommendation should include a description of the candidate’s qualifications for Board service, the candidate’s written consent to be considered for nomination and to serve if nominated and elected, as well as the addresses and telephone numbers for contacting the Shareholder and the candidate for more information. Our Governance Committee may request additional information about the Shareholder recommended nominee or about the Shareholder recommending the nominee. Recommendations by Shareholders will be considered by our Governance Committee in its discretion using the same criteria as other candidates it considers.”

Oaktree Asset-Backed Income Fund Inc.

Oaktree Asset-Backed Income Private Fund Inc.

April 16, 2025

Management of the Fund — Indemnification of Officers and Directors; Limitations on Liability (pages 26 – 27)

Comment 57: In the second sentence of this section, please insert “for money damages” after “liability.” See Section 8.1 of Articles of Amendment and Restatement filed as Exhibit (a)(2).

Response: The Funds respectfully acknowledge the comment and have revised the disclosure as requested.

Management of the Fund — Portfolio Managers (pages 30 – 31)

Comment 58: The second sentence of the second paragraph of this section states that the number of accounts and total assets in the accounts where fees are based on performance is also indicated as of September 30, 2024. Please disclose such information as it does not appear to be disclosed in the table.

Response: The Funds respectfully acknowledge the comment and have revised the relevant disclosure, including the table, in its entirety as follows:

“For each category, the number of accounts and total assets in the accounts where fees are based on performance is ~~also~~ indicated as of ~~September 30~~December 31, 2024.

	Number of Registered Investment Companies Managed and Total Assets for such Accounts*		Other Pooled Investment Vehicles Managed and Total Assets for such Accounts*			Number of Other Accounts Managed and Total Assets for such Accounts*
Portfolio Manager	# of accounts	AUM	# of accounts	AUM		# of accounts	AUM
Brendan Beer	0	$0	1	$253	**	19	$7,487
Loris Nazarian	0	$0	1	$253	**	19	$7,487

*      Assets in millions.

**    Of the Other Pooled Investment Vehicles, 1 account, totaling $253 million in assets pays an advisory fee that is based on the performance of the account.

Oaktree Asset-Backed Income Fund Inc.

Oaktree Asset-Backed Income Private Fund Inc.

April 16, 2025

Financial Statements (page 53)

Comment 59: Please confirm that the Funds will categorize the schedule of investments by: (i) type of investment (common stock, preferred stock, fixed income, government securities, warrants, short-term securities, other investment companies, etc.); and (ii) the related industry, country or geographic location. See Regulation S-X 12-12, at note 2.

Response: The Funds confirm that they will categorize the schedule of investments by (i) type of investment and (ii) the related industry.

Comment 60: Applicable only to Public Fund: The Staff notes the financial information is blank and will be filed by amendment. The Staff may have further comments upon review of such information.

Response: The Public Fund acknowledges the Staff’s comment.

Comment 61: Applicable only to Private Fund: The Staff notes the disclosure in Note 3 to seed financial statements (Fees and Other Transactions with Affiliated Parties) that states that “[t]he Advisory Agreement provides that the Fund shall pay the Adviser a monthly fee for its services at an annual rate of 1.35% of the Fund’s average daily net assets [emphasis added] (plus the amount of borrowings for investment purposes) (‘Managed Assets’).” The Staff further notes the disclosure contained within the fee table, which states that “[p]ursuant to an investment advisory agreement . . ., the Adviser receives an annual fee .. . ., payable monthly in arrears by the Fund, in an amount equal to 1.35% . . . of the Fund’s average daily Managed Assets [emphasis added]. Managed Assets are defined as the total assets of the Private Fund (including any assets attributable to borrowings for investment purposes) minus the sum of the Private Fund’s accrued liabilities (other than liabilities representing borrowings for investment purposes) and derivatives will be valued at their market value.” Please confirm that the advisory fee is calculated in accordance with the Advisory Agreement and align the disclosures in the financial statements going forward.

Response: The Private Fund confirms that the advisory fee is calculated in accordance with the Advisory Agreement, and will align the disclosures in the financial statements going forward.

Comment 62: Applicable only to Private Fund: The Staff notes the disclosure in Note 3 to seed financial statements (Fees and Other Transactions with Affiliated Parties) that states that “[f]or its services under the Administration Agreement, the Administrator receives from the Fund an annual fee equal to 0.03% of the Fund’s Managed Assets.” Disclosure elsewhere in the Registration Statement (e.g., on the cover page of the private placement memorandum) states that “[f]or its services under the Administration Agreement, PSG receives from the Fund: (i) when the Fund’s Managed Assets are less than $500 million, an annual fee of $150,000; and (ii) when the Fund’s Managed Assets are equal to or exceed $500 million, a fee at an annual rate of 0.03% of the Fund’s average daily Managed Assets [emphasis added], payable monthly in arrears.” See also Exhibit (k)(1), including Administration Agreement Fee Schedule at Exhibit 2. Please explain to us this discrepancy in the disclosures regarding the payment amounts under the Administration Agreement and align the disclosures in the financial statements with the Administration Agreement going forward. Further, the fee table assumes estimated net assets of approximately $100,000,000 for the fiscal year ending 2025. Please confirm to us that the fees presented in the fee table relating to the administration fee are consistent with the Administration Agreement and the asset thresholds detailed above.

Response: The Private Fund will align the disclosures in the financial statements with the Administration Agreement going forward. The Private Fund will also update the “Operating Expenses” figure in the fee table to reflect the correct administration fees disclosed elsewhere in the Registration Statement and in the Administration Agreement.

Oaktree Asset-Backed Income Fund Inc.

Oaktree Asset-Backed Income Private Fund Inc.

April 16, 2025

PART C – OTHER INFORMATION

Item 25. Financial Statements and Exhibits

Comment 63: Please confirm to us that the legality opinion of Venable LLP will be consistent with Staff Legal Bulletin 19.

Response: The Funds so confirm.

Item 34. Undertakings

Comment 64: Applicable only to Public Fund: If the Public Fund will rely on Rule 430A under the Securities Act, please include undertaking 34.4.

Response: The Public Fund notes that the undertaking set forth in Item 34.4 of Form N-2 would be applicable only where the registrant is filing a registration statement permitted by Rule 430A under the Securities Act. The Public Fund respectfully notes that it does not intend to omit information from the form of prospectus included with the Public Fund Registration Statement that is declared effective in reliance on Rule 430A under the Securities Act. Instead, the Public Fund expects that information related to any offering of securities under the Public Fund Registration Statement will be filed in accordance with Rule 430C under the Securities Act and the undertaking the Public Fund has made pursuant to Item 34.3 of Form N-2 (and deemed to be part of and included in the Public Fund Registration Statement on the date it is first used after effectiveness).

GENERAL COMMENTS

Comment 65: We note that many portions of your filing are incomplete or to be updated by amendment. We may have additional comments on such portions when you complete them in pre-effective amendments filed by the Public Fund or amendments filed by the Private Fund, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment by the Public Fund or added in any amendment by the Private Fund.

Response: The Funds acknowledge the Staff’s comment.

Oaktree Asset-Backed Income Fund Inc.

Oaktree Asset-Backed Income Private Fund Inc.

April 16, 2025

Comment 66: Applicable only to Public Fund: If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act, please identify the omitted information to us supplementally, preferably before filing the pre-effective amendment.

Response: The Public Fund does not intend to omit information from the Public Fund Registration Statement in reliance on Rule 430A under the Securities Act.

Comment 67: Please advise us if you have submitted or expect to submit any exemptive applications or no-action requests in connection with your registration statement.

Response: The Funds have not submitted and currently do not expect to submit any exemptive applications or no-action requests in connection with the Registration Statements.

Comment 68: Responses to this letter should be in the form of a pre-effective amendment filed by the Public Fund pursuant to Rule 472 under the Securities Act and an amendment filed by the Private Fund. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

Response: The Funds acknowledge the Staff’s comment.

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Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at the number listed above. Thank you.

Very truly yours,

/s/ Thomas D. Peeney

Thomas D. Peeney

for Paul Hastings LLP